UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Event Regarding the Rights Issue

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the NYSE American under the trading symbol “GRFX”. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the announcement regarding Applications For The Rights Shares and Number of Unsubscribed Rights Shares Subject To The Compensatory Arrangements (the “Announcement”). The Announcement is provided as Exhibit 99.1 to this Report.

The Board of the Company is pleased to announce that as at 4:00 p.m. on Thursday, 24 April 2025, being the Latest Time for Acceptance, a total of 11 valid applications had been received for a total of 64,826,370 Rights Shares, representing approximately 9.2% of the total number of Rights Shares offered under the Rights Issue. The remaining 639,457,686 Unsubscribed Rights Shares, representing approximately 90.8% of the total number of Rights Shares offered under the Rights Issue, will be subject to the Compensatory Arrangements.

The information provided in this Report described above is not complete and subject to the terms and provisions set forth in the Announcement, which is incorporated herein by reference (and the description herein are qualified in their entirety by reference to the Announcement). The information in this Report is for informational purposes only and is neither an offer to sell nor a solicitation of an offer to purchase any securities of Graphex Group Limited, including but not limited to its American Depositary Shares.

Forward Looking Statements

All statements contained in the Announcement other than statements of historical fact, including statements regarding the Company’s future results of operations and financial position, the Company’s business strategy and plans and the Company’s objectives for future operations, are “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor in Section 27A and 21E of the Securities Act of 1933 and the Securities Exchange act of 1934, respectively. You can identify some of these forward looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely,” “potential,” “continue” or other similar expressions. The Company has based these forward looking statements largely on the Company’s current expectations and projections about future events and trends that the Company believes may affect its financial condition, results of operations, business strategy, short term and long-term business operations and objectives, and financial needs. These forward looking statements involve various risks and uncertainties and there can be no assurance that the forward looking statements will be achieved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: May 2, 2025

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement Dated May 2, 2025: Applications For The Rights Shares and Number of Unsubscribed Rights Shares Subject To The Compensatory Arrangements

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